Item 77.H - Change in Control of Registrant


Ceasing control of Credit Suisse Cash Reserve Fund
As of December 30, 2005, Advo Inc ("Shareholder") owned 19,900,000 shares of the Fund, which represented 36.05% of the outstanding shares of the Fund. As of June 30, 2006, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.